Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2     Date of Material Change

June 6, 2022

Item 3     News Release

The press release attached as Schedule “A” was released on June 6, 2022 through an approved Canadian newswire service.

Item 4     Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5     Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6     Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9     Date of Report

June 6, 2022

SCHEDULE “A”

DIGIHOST ENTERS LONG TERM SOLAR AGREEMENT WITH REGIONAL ENERGY PARTNER AND PROVIDES OPERATIONAL UPDATE

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Toronto, ON – June 6, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, is pleased to announce that it has entered into a long-term deal to purchase community solar credits from a nearby community solar farm (the “Agreement”). The project is located in National Grid territory, and is being managed by the Williamsville, New York based energy supplier, EnergyMark. The community solar project is 5MW in size and will produce roughly 9,500,000 kWh’s of clean electricity annually – enough to power more than 1,000 homes.

Digihost’s current East Delevan, New York facility will be the anchor subscriber to the project. This facility is located in New York’s Zone-A region, where more than 90% of the power consumed is from zero emissions generation. The long-term Agreement will further reduce Digihost’s already low carbon footprint for its BTC mining operations and allow the Company to apply the community solar credits received pursuant to the Agreement against future utility bills. The solar farm is expected to begin generating renewable electricity by Q4 2022.

In pursuit of its goal to be a leading ESG organization, the Agreement was entered into by the Company in accordance with its DigiGreen Initiative, whereby Digihost is committed to achieving net zero emissions from its BTC mining operations by 2030. In addition to nearly emission free electricity at its East Delevan facility, Digihost currently participates in several Demand Response programs, which aid in grid reliability during times of heightened volatility, and further reduces carbon emissions. The Company is currently mining with greater than 90% zero emissions from its power consumption.

“Continued investment and support from the Blockchain industry will accelerate the growth of renewable electricity in the United States,” said Luke Marchiori, Digihost’s Chief Renewable Energy Officer. “This long-term Community Solar Agreement with EnergyMark demonstrates our continued commitment to sustainable mining and renewable energy development. As we grow and increase electricity consumption, we will align with additional distributed energy resources that can further reduce our carbon footprint and continue to provide essential grid reliability.”

Operations Update

At an operational level, Digihost increased its current hashing capacity from 450 PH/s to 650 PH/s.

Regarding its infrastructure buildout in North Tonawanda for its proposed power plant acquisition, the Company is still awaiting approval from the Public Service Commission to finalize that acquisition. The Company believes that the New York State Senate Bill S6486D (the “Bill”) passed by the New York State Senate on June 3, 2022 will not impact the Company’s proposed acquisition or its operations at the North Tonawanda plant. The Bill proposes a two-year moratorium on new or renewed permits filed in the future for proof of work cryptocurrency mining operations at fossil fuel plants in New York State. The Bill awaits the approval of New York Governor Kathy Hochul, who could sign or veto the legislation.

Based on the language of the Bill, in particular Section 7, which states that the Bill is intended to “take effect immediately and shall apply to all permits or renewal applications filed after such date,” the Company believes that, should the legislation be signed into law by the Governor, it will not apply to the proposed operations in North Tonawanda, as the Company filed renewal applications for that plant in 2021. In addition, the Bill also would not prohibit continued operation or expansion of several grid-powered cryptocurrency mining operations scattered across upstate New York, including the Company’s East Delavan facility.

Nick Williams, in-house counsel for the Company, stated, “The passage of the moratorium in the New York State Senate signals New York State’s (“NYS”) continued desire to be a leader in developing technology for a clean future. Based on the language of the Bill and the legislative record, it is our understanding that we would be exempt from the Bill based on the filing of our renewal application with the PSC in April of 2021 and our filing with the DEC in November of 2021, in each case. In addition, the Company is not using a retired plant but, rather, adding use to a plant currently in operation, not only preserving high-paying jobs in the North Tonawanda region but adding new jobs as well. We continue to work with NYS officials to confirm this understanding and to ensure we are in compliance with all rules and regulations. As always, the Company remains committed to our stated goals of leadership in both blockchain innovation and climate conscious, forward-looking technology, as well as supporting the power grid as NYS transitions to green energy.”

Additionally, the Company is pleased to announce that it is currently evaluating opportunities for operational expansion in North Carolina, Texas, Florida, and Maryland, visiting potential sites for mining which fit Digihost’s model of mining with low carbon emission generation and energy being generated from renewable sources.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 650 PH/s.

All hosting fees and joint venture profit sharing are treated as operating expenses in the Company’s consolidated financial statements.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential impacts of Bill S6486D on the Company’s operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: completion of the community solar project may not occur on the timing anticipated or at all; the acquisition of community solar credits may not occur on the terms anticipated in the community solar agreement or at all; risks related to the impact of Bill S6486D on the Company’s operations, proposed operations, and expansion plans; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; approval of the Public Service Commission or other regulatory or board approvals being received on a timely basis, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; the renewal permits for the North Tonawanda, New York facilities may not be granted on a timely basis, or at all; ability to access additional power from the local power grid; acquisition of new sites for operational expansion may not occur on terms anticipated by the Company or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.